HITHERLANE PARTNERS LLC

Supplementary Information

Schedule II

Computation of Determination of Reserve Requirements and Information

**Relating to Possession and Control Requirements Under Rule 15c3-3 of
Securities and Exchange Commission Act of 1934
December 31, 2016**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption in paragraph (k)(2)(i).